FLINT TELECOM GROUP, INC.
7500 College Blvd., Suite 500
Overland Park, KS 66210

May 27, 2011

Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Flint Telecom Group, Inc.
Registration Statement on Form S-1
Amendment No. 3 Filed March 24, 2011
Amendment No. 4 Filed May 3, 2011
File No.: 333-171812

Dear Mr. Spirgel:

By letter dated May 3, 2011 and May 6, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Flint Telecom Group, Inc. (“Flint” or the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Amendment No. 3 and Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.	We reissue comment one from our letter dated May 3, 2011 (which is copied here below for your convenience):

5. Acquisition of Ingedigit International Inc. and Gotham Ingedigit Financial Processing Corp.

1.
We note your clarification correspondence filed and dated May 2, 2011. Please update your filing to describe and clarify in detail the conversion feature of your Series H Convertible Preferred Stock.  In addition, since the conversion price equals the common stock equivalent of $10 per share, tell us how you determined that the preferred shares should be in permanent equity.  For example, there appears to be no cap on the maximum number of common shares that could be potentially issuable upon conversion. Refer to ASC 480-10-S99. Furthermore, disclose whether the holders of Series H Preferred Convertible Stock can require cash settlement.

RESPONSE:  We have revised our Registration Statement to add the above disclosures.  Please see our Amendment No. 5 to our Registration Statement.

Offering, page 6

2.
We note that the number of shares of common stock outstanding prior to the offering increased from 76.5 million to approximately 119.5 million. We also note that since the date of your last amendment to your Registration Statement on Form S-1, dated March 23, 2011, you issued approximately 31 million shares of common stock upon the conversion of outstanding notes.  Please disclose each issuance since March 23, 2011 that contributed to the increase in your outstanding stock.

RESPONSE:  We have revised our Registration Statement to disclose all issuances of common stock since March 23, 2011.  Please see our Amendment No. 5 to our Registration Statement.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Vincent Browne
Vincent Browne
Chief Executive Officer and Principal Accounting Officer